                            OppenheimerFunds, Inc.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                           New York, NY 10281-1008

July 27, 2004

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

            Re:   OFI Tremont Market Neutral Hedge Fund
                  1933 Act File No. 333-89782/1940 Act File No. 811-21109
                  EDGAR Filing of Post Effective Amendment
                  ----------------------------------------

To the Securities and Exchange Commission:

      An electronic  ("EDGAR") filing was hereby made under the Securities Act of 1933, as amended (the "1933 Act") and the  Investment  Company Act of 1940,
as amended  (the "1940 Act") on behalf of OFI  Tremont  Market  Neutral  Hedge
Fund (the "Fund").  This filing is hereby withdrawn and will be re-filed as of today,  July 27,  2004.  It is proposed  this  filing  will  become  effective pursuant to section 8(c).

      Thank you.

                                    Sincerely,

                                    /s/ Lisa Bloomberg
                                    ------------------------------------------
                                    Vice President & Associate Counsel
                                    Phone: (212) 323-0560
                                    Fax: (212) 323-4071
                                    lbloomberg@oppenheimerfunds.com

cc:   Mayer, Brown, Rowe & Maw, LLP
      Ernst & Young, LLP
      Gloria LaFond